AGILETHOUGHT, INC.

222 W. Las Colinas Blvd. Suite 1650E

Irving, Texas 75039

 September 23, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	AgileThought, Inc. Registration Statement on Form S-1 File No. 333-259514

Ladies and Gentlemen:

AgileThought, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 27, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Nicole Brookshire and Matthew Browne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicole Brookshire of Cooley LLP, counsel to the Registrant, at (212) 479-6157, or in her absence, Matthew Browne at (858) 550-6045.

[Signature Page Follows]

Very truly yours,

AGILETHOUGHT, INC.

By:	/s/ Manuel Senderos Fernández
Name:	Manuel Senderos Fernández
Title:	Chief Executive Officer

cc:	Jorge Pliego Seguin, AgileThought, Inc.
Nicole Brookshire, Cooley LLP
Matthew Browne, Cooley LLP